October 22, 2015

VIA EDGAR TRANSMISSION

Laura Riegel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Riegel:

On August 14, 2015, the Registrant, on behalf of its series, the Swan Defined Risk Foreign Developed Fund and the Swan Defined Risk U.S. Small Cap Fund (each a “Fund” and, together, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on September 29, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff and that conforming changes will be made to the Prospectus and SAI in response to these comments. Please include Tandy Representations in your response letter.

Response. The Registrant confirms that all material information will be included in an amendment to the Registration Statement, that conforming changes will be made to the Prospectus and SAI in response to these comments, and notes that the Tandy Representations are included below.

Prospectus:

Swan Defined Risk Foreign Developed Fund - Fund Summary

Comment 2. In “Principal Investment Strategies”, please clarify that “economically tied to foreign developed countries” means countries outside the U.S.

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Response. While the Registrant believes that the word “foreign”, by definition, means outside the U.S., the Registrant has revised the references to “economically tied to foreign developed countries” to “economically tied to developed countries outside the U.S.”

Comment 3. In “Principal Investment Strategies,” please review the disclosure to confirm it is in plain English.

Response. The Registrant believes the disclosure is already in plain English. However, the Registrant has revised the disclosure to clarify some of the terms used in the strategy.

Comment 4. In “Principal Investment Risks,” please clarify what you mean by the leverage risk embedded in options.

Response. The Registrant has revised “Leverage Risk” to add that written option positions expose the Fund to potential losses many times the option premium received.

Swan Defined Risk U.S. Small Cap Fund - Fund Summary

Comment 5. In “Principal Investment Strategies,” add disclosure regarding the Fund’s investment in medium capitalization securities.

Response. The disclosure already references investments in companies with larger than small capitalization, but the Registrant has revised the disclosure as follows:

“However, the Fund may have small investments in equity securities of ~~larger~~ medium and large capitalization companies as well as ~~and~~ foreign companies.”

Comment 6. Please clarify supplementally whether the Fund will invest in uncovered options. If so, please confirm that the Fund will segregate assets in accordance with 10666.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in uncovered options as a principal strategy. But, if it does, the Fund will segregate assets in accordance with 10666.

Comment 7. Please confirm supplementally that, if the Fund waives minimum investment amounts, that the waivers will be done in a non-discriminatory basis using transparent or objective criteria for doing so.

Response. Fund management waives investment minimums in a manner consistent with its fiduciary duties and is done when it is in the best interest of the Fund and its shareholders to do so. Because this is determined based on the facts and

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circumstances at the time the waiver is made, it is not possible to articulate a meaningful list of considerations in making investment minimum waivers.

SAI:

Comment 8. Please clarify in the introduction to “Investments and Risks” which items are principal and which are non-principal investments of the Funds.

Response. The Registrant believes the introduction is already clear in that it already cross references the prospectus for all principal strategies.

Comment 9. Please disclose in the SAI that, if the Funds invest in total return swaps, that the Fund will cover the full notional value with cash or liquid securities.

Response. The disclosure in the SAI already states that the Funds will cover their option positions on p.18 of the SAI. The Fund will segregate assets with respect to its derivative positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the staff’s related no-action letters and other published staff interpretations.

Comment 10. In the trustee tables, please include Northern Lights Fund Trust IV in the footnotes regarding the fund complex.

Response. The Registrant has revised the disclosure as requested.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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